                               DATED February 2000
                               -------------------


                            P WALLACE AND OTHERS     (1)

                                       AND

                         GREAT PLAINS SOFTWARE, INC. (2)


                            -------------------------
                                    TAX DEED
                            -------------------------


                                     [LOGO]


                                DORSEY & WHITNEY
                                  Veritas House
                              125 Finsbury Pavement
                                     London
                                    EC2A 1NQ

                             Tel: + 44 171 588 0800
                             Fax: + 44 171 588 0555

                                    TAX DEED
DATE

PARTIES

(1) THE PERSONS described as Warrantors in the Agreement (the "COVENANTOR" or "COVENANTORS"); and

(2) GREAT PLAINS SOFTWARE , INC. whose principal place of business is at 1701 38th Street Southwest, Fargo, North Dakota 58103 (the "PURCHASER").

RECITAL

Pursuant to an agreement of today's date the Purchaser has today completed the purchase of the whole of the issued share capital of PWA GROUP LIMITED in reliance, among other things, on the undertaking of the Covenantor to enter into this deed and the undertakings and covenants by the Covenantor contained in it.

IT IS AGREED AS FOLLOWS:

1.       DEFINITIONS

In this deed the following definitions apply:

"ACCOUNTS"                 means the each Group Company's audited
                           annual accounts (as defined in section 262 CA 1985) and the Company's group accounts, prepared in compliance with section 227 CA 1985, for the financial year ended on the Accounts Date, including the notes to those accounts and the associated directors' and auditors' reports and any profit and loss account omitted in reliance on section 230(3) CA
                           1985;

"ACCOUNTS DATE"            30th September 1999;

"ACCOUNTING PERIOD"        an accounting period as defined in section 12 of the
                           Taxes Act;

"AGREEMENT"                the agreement of today's date between 3i, the
                           Covenantor and the Purchaser for the sale and purchase of the Shares;

"ASSESSMENT"               any claim, assessment, notice, demand, letter,
                           counterclaim or other document issued or made, or action taken, by or on behalf of any Tax Authority by virtue of which the Company or any Subsidiary has, or is alleged to have, a Liability to Tax or from which it appears that the Company or any Subsidiary has, or will or may have, a Liability to Tax or from which it is sought to impose upon the Company or any Subsidiary a Liability to Tax;

"BUSINESS DAY"             a day other than a Saturday, a Sunday or a day on
                           which banks are authorised to close in London;

"COMPANY"                  has the meaning given in the Agreement;

"CLAIM" a claim by the Purchaser against the Covenantor pursuant to CLAUSE 3;

"COMPLETION"               completion of the sale and purchase of the Shares
                           pursuant to the Agreement;

"DEEMED TAX LIABILITY"     a deemed Tax liability as defined in CLAUSE 2.3;

"EVENT" any transaction (including entering into the Agreement or the purchase or sale of an asset), act (including Completion, the migration of a company or the inclusion of a company within a group of companies for any purpose), omission, receipt, distribution or failure to make sufficient distributions to avoid an apportionment or deemed distribution of income or any combination of two or more occurrences;

"GROUP"                    the Company and the Subsidiaries;

"GROUP COMPANY"            any company within the Group;

"LIABILITY TO TAX"         a liability to pay Tax and any amounts treated as
                           being a liability to Tax pursuant to CLAUSE 2.2 AND
                           CLAUSE 2.3;

"RELIEF" any relief, loss, allowance, exemption, set-off, deduction or credit in respect of any Tax or any set-off or deduction in computing income, profits or gains for the purposes of any Tax;

"SHARES" all of the issued ordinary shares of 10 p each in the share capital of the Company;

"SUBSIDIARIES"             the companies details of which are set out in
                           Schedule 3 of the Agreement;

"TAX" all taxes, duties, levies, imposts, charges and withholdings of any nature whatsoever, whether created or imposed in the United Kingdom or elsewhere and at whatever time created or imposed which are collected and administered by any Tax Authority including, without limitation,

                           (a) within the United Kingdom, income tax, corporation tax, advance corporation tax, capital gains tax, development land tax, value added tax, customs' duties (including import duties, excise duties), capital duty, insurance premium tax, the charge under section 419 of the Taxes Act, stamp duty, stamp duty reserve tax, capital transfer tax, inheritance tax, national insurance contributions and any other forms of taxes, duties, levies, imposts, charges or withholdings similar to or supplementing or replaced by or replacing them or any of them; and

                           (b) outside the United Kingdom, taxes on gross or net income, taxes on profits or gains and taxes on receipts, sales, use, occupation, franchise, value added and personal property, in all cases together with all incidental or supplemental penalties, charges, interest, fines and default surcharges and costs;

"TAX AUTHORITY"            any taxing or other authority (whether within or
                           outside the United Kingdom) competent to impose, administer or collect any Tax;

"TAXES ACT"                the Income and Corporation Taxes Act 1988;

2.       INTERPRETATION

2.1      In this deed:

2.1.1. the contents and clause headings are included for convenience only and do not affect its construction;

2.1.2    words denoting the singular include the plural and vice versa;

2.1.3    words denoting one gender include each and all genders

2.1.4 a reference to the loss of a Relief or of a right to repayment of Tax includes a reference to any loss, withdrawal, nullifying or cancellation of a Relief or of a right to repayment of Tax; and

2.1.5 a reference to the utilisation of a Relief or of a right to repayment of Tax includes a reference to the utilisation or setting off of a Relief, or of a right to repayment of Tax

2.1.6 a reference to income, profits or gains accrued, or being earned or received, on or before a particular date or in respect of a particular period shall include any profits deemed for Tax purposes to have accrued, or to have been earned or received, on or before that date or in respect of that period; and

2.1.7 a reference to income, profits or gains shall include receipts, value and any other criteria used in establishing the incidence of any Tax or measure in establishing the amount of any Liability to Tax.

2.2      Subject to CLAUSE 2.3 below there shall be treated as a Liability to
         Tax:

2.2.1 any amount of Relief arising prior to Completion where and to the extent that such Relief has been taken into account in computing, or in obviating the need for, any provision for Tax or deferred tax in the Accounts, or shown as an asset in the Accounts, which is not available to any Group Company;

2.2.2 all or any part of a right to repayment of Tax where and to the extent that such right to repayment of Tax has been treated as an asset of any Group Company in the Accounts or taken into account in computing, or in obviating the need for, any provision for Tax or deferred tax in the Accounts which is not available to any Group Company;

2.2.3 all or any part of a right to repayment of Tax which arises as a result of an Event occurring after Completion which has been set against any liability to make an actual payment of Tax in circumstances where the Purchaser would (but for such utilisation or set-off) have been entitled to make a Claim ;

2.2.4 the amount of any Relief which arises as a result of an Event occurring after Completion which is used to relieve income, profits or gains in circumstances where (but for such utilisation) the Purchaser would have been entitled to make a Claim ;

2.3 In any case falling within CLAUSE 2.2 the amount that is to be treated for the purposes of this deed as a Liability to Tax of a Group Company ("DEEMED TAX LIABILITY") shall be determined as follows:

2.3.1 in a case which falls within CLAUSE 2.2.1 where the relevant Relief consisted of a deduction from or offset against Tax, the Deemed Tax Liability shall be the amount of that deduction or offset;

2.3.2 in a case which falls within CLAUSE 2.2.1 or CLAUSE 2.2.4 where the relevant Relief consisted of a deduction from or offset against income, profits or gains, the Deemed Tax Liability shall be:

(a) if the Relief is not available, the amount of Tax which would, on the basis of the rates of tax current at Completion, have been saved had such Relief been available (assuming sufficient income, profits or gains to be able fully to utilise the Relief; or

(b) if the Relief was the subject of such a utilisation, the amount of tax which has been saved in consequence of the utilisation; and

2.3.3 in a case falling within CLAUSE 2.2.2 the Deemed Tax Liability shall be the amount of such repayment of Tax or part of it;

2.3.4 In a case falling within CLAUSE 2.2.3 the Deemed Tax Liability shall be the amount of tax which has been saved in consequence of the utilisation.

2.4 In this deed, reference to an Event occurring on or before Completion shall include the combined result of any two or more Events the first of which shall have occurred before Completion outside the ordinary course of business of a Group Company and the second or subsequent one of which occurs after Completion in the ordinary course of business of a Group Company, as that business is carried on immediately before Completion.

2.5 Words and phrases (if any) which are defined in the Agreement and which are not expressly defined in this deed shall have the same meaning in and shall apply to this deed and shall be deemed to be incorporated in this deed.

2.6 Words and phrases (if any) neither defined in this deed nor in the Agreement but which are defined or used in any legislation relating to Tax and which are relevant in the context shall have the same respective meanings in this deed as they have in such legislation (unless the consent otherwise requires).

2.7 In this deed, unless otherwise specified or the context otherwise requires, a reference to:

2.7.1 a person is to be construed to include a reference to any individual, firm, partnership, company, corporation, association, organisation or trust (in each case whether or not having a separate legal personality);

2.7.2 a document, instrument, deed or agreement (including, without limitation, this deed) is a reference to any such document, instrument, deed or agreement as modified, amended, varied, supplemented or novated from time to time;

2.7.3 a clause or schedule is a reference to a clause of or schedule to this deed and a reference to this deed includes its schedule;

2.7.4 a statutory provision is to be construed as a reference to such provision as amended, consolidated or re-enacted from time to time and to any orders, regulations, instruments or other subordinate legislation (and relevant codes of practice) made under the relevant statute except to the extent that any amendment, consolidation, or re-enactment coming into force after the date of this deed would increase or extend the liability of any party to this deed to any other party.

2.8 In this deed, unless otherwise specified, the rule of construction known as the `ejusdem generis rule' shall not apply so that words or phrases of a generally descriptive nature shall not be given a restrictive meaning by reason only of the fact that they are preceded by more specific words or phrases and words of a generally descriptive nature shall not be given a restrictive meaning by reason only of the fact that they are followed by specific examples.

3.       COVENANT

3.1 Subject to the following clauses of this deed, the Covenantors jointly and severally covenant with the Purchaser as follows:

3.1.1 to pay to the Purchaser an amount equal to any Liability to Tax of a Group Company which arises as a consequence of or by reference to:

(a)      any Event occurring on or before Completion;

(b) any income, profits or gains which accrued, or which were earned or received, on or before Completion or in respect of a period ending on or before Completion;

(c) any dividend or other distribution made by a Group Company before Completion;

         in each case whether or not such Liability to Tax is also chargeable against or attributable to any other person; and

3.1.2 to pay to the Purchaser from time to time amounts equal to any costs and expenses properly and reasonably incurred by the Purchaser or a Group Company in connection with any Liability to Tax as is referred to in CLAUSE 3.1.1 or any successful Claim or in taking or defending any successful action pursuant to this deed.

3.2 Each of the covenants contained in CLAUSES 3.1.1(a), (b), (c) shall be construed as giving rise to separate and independent obligations and shall not be restricted by the other save that (for the avoidance of doubt) any payment by the Covenantor in respect of a liability under one covenant shall discharge any liability under the other to the extent of such payment and in so far as it arises from the same subject matter.

4.       LIMITATIONS

4.1      EXCLUSIONS

         The Covenantor shall have no liability in respect of any Claim under CLAUSE 3.1.1 to the extent that:

4.1.1 the Accounts make provision or reserve in respect of the Liability to Tax (not being a provision or reserve for deferred tax); or

4.1.2 the Liability to Tax arises from the passing of, or change in, after the date of the Agreement, any law, regulation, rule or published practice of any government, governmental department, agency, regulatory body or Tax Authority or any judgment delivered after the date of the Agreement with retrospective effect, or any increase in the rates of Tax or any imposition of Tax not in effect at the date of the Agreement or any retrospective withdrawal after the date of the Agreement of any practice or extra-statutory concession previously published by any Tax Authority; or

4.1.3 the Liability to Tax arises from a change after Completion in accounting policy or practice (other than a change to secure compliance with generally accepted accounting practice within the United Kingdom ("UK GAAP") where previously the accounting practice was not in accordance with UK GAAP) or any change to the length of the Accounting Period or to the accounting reference date of a Group Company; or

4.1.4 the Liability to Tax would not have arisen but for a voluntary act or omission of the Purchaser or any Group Company after Completion otherwise in the ordinary course of business of the relevant Group Company as carried out at Completion or pursuant to a legally binding obligation of the relevant Group Company entered into prior to Completion or with the written approval or written request of the Covenantor; or

4.1.5 the Liability to Tax would not have arisen or would have been reduced or eliminated, but for a failure on the part of a Group Company to make any claim, election, surrender or disclaimer or give any notice or consent after Completion, the making, giving or doing of which was taken into account in preparing the Accounts and full details of which are set out in the Disclosure Letter or notified to the Purchaser or the relevant Group Company no later than 20 Business Days prior to the last date on which any such claim, election, surrender, disclosure, notice or consent can validly be made; or

4.1.6 the Liability to Tax would not have arisen but for a disclaimer of or election to reduce capital allowances or any other claim, election, surrender or disclaimer where such claim, election, surrender or disclaimer is made after Completion and was not assumed to have been made given or done in the Accounts; or

4.1.7 the liability is to fines, interest or penalties in respect of any Tax which arises or which is increased as a result of the failure of the Purchaser to comply with its obligations under this Deed; or

4.1.8 there is available any Relief, other than a Relief arising after Completion or a Relief referred to in CLAUSES 2.2.1 AND 2.2.2, which is offset against the Liability to Tax in question (and so that the Purchaser and the relevant Group Company shall take all reasonable steps to claim the benefit of any such Relief); or

4.1.9 the Liability to Tax arises from the cessation of trade or the winding up of any Group Company or a major change in the nature of conduct of the trade of any Group Company which, in any such case, occurs after Completion; or

4.1.10 the Company or the Purchaser has already recovered from any other person any sum in respect of the Liability to Tax in question; or

4.1.11   the Liability to Tax has prior to Completion been discharged or paid;
         or

4.1.12 the Liability to Tax is a liability to corporation tax on income which arises in the ordinary course of business of any Group Company after the Accounts Date.

4.2      MAXIMUM LIABILITY

4.2.1 The aggregate liability of the Covenantor for all Claims including claims made under the Agreement shall not exceed -[ ].

4.2.2 The Purchaser agrees with the Covenantor that the Covenantor shall not be liable under this deed if and to the extent that the Covenantor has fully satisfied a liability for a breach of warranty or undertaking or a misrepresentation which arises in relation to the same Liability to Tax.

4.3      TIME LIMITS FOR MAKING CLAIMS

         No Claim shall be made unless notice of such Claim is given to the Covenantor by the Purchaser within seven years from the date of this deed.

5.       RECOVERY FROM OTHER PERSONS

5.1 Where the Purchaser or any Group Company is or becomes entitled to recover from some other person not being the Purchaser or any Group Company any amount which is referable to a Liability to Tax which has resulted in a payment being made by the Covenantors under this deed, the Purchaser shall or procure that the relevant Group Company shall:

5.1.1    notify the Covenantors of its entitlement; and

5.1.2 if so required by the Covenantors and at the cost and expense of the Covenantors, take or procure that the relevant Group Company takes all reasonable steps to enforce that recovery.

5.2 If the Purchaser or any Group Company recovers any amount referred to in sub-clause 5.1 the Purchaser shall account to the Covenantors for the lesser of :

5.2.1 any amount recovered (including any related interest or related repayment supplement) less any tax thereon; and

5.2.2 the amount paid by the Covenantors under this deed in respect of the Liability to Tax in question.

6.       RELIEFS & CORRESPONDING SAVINGS

Where:

6.1 the Covenantors have made a payment under this deed in respect of a Liability to Tax which has arisen in consequence of the disallowance for the purpose of Tax of any expenditure, provision or reserve recognised in the Accounts and which was treated as deductible or allowable in those Accounts; and

6.2 in any accounting period ending on or after the Accounts Date, a Group Company becomes entitled to a Relief in respect of such expenditure, provision or reserve as is mentioned in sub clause 6.1 hereof or the items or matters to which such expenditure relates then the Purchaser shall make a payment to the Covenantors of an amount equal to the amount by which the Company's liability to Tax is reduced as a result of the utilisation of the Relief referred to in sub-paragraph 6.2 hereof.

7.       CONDUCT OF CLAIMS

7.1 If the Purchaser becomes aware of any Assessment which does or may give rise to a Claim the Purchaser shall give notice in writing of such Assessment as soon as reasonably practicable to the Covenantor (and in any event, where the Assessment requires a response within a time limit to avoid the imposition of any penalty, fine or interest, or to preserve a right of appeal, no later than 10 days prior to the expiry of such time limit) The giving of such notice shall not be a condition precedent to the liability of the Covenantors under this deed.

7.2 If the Covenantors shall indemnify the relevant Group Company and the Purchaser to their reasonable satisfaction against any additional Tax, losses, fines, penalties, interest, charges, costs and expenses, the Purchaser shall and shall procure that the Company shall, subject to CLAUSE 7.3, take such lawful and reasonable action as the Covenantor shall reasonably require to avoid, dispute, resist, appeal, compromise or contest such Assessment (the "COVENANTOR'S ACTION").

7.3 Neither the Purchaser nor any Group Company shall be obliged to appeal against any Assessment if, having given the Covenantor notice of the receipt of that Assessment, it has not within 10 Business Days received instructions in writing from the Covenantor in accordance with CLAUSE
         5.2 to make that appeal.

7.4 Neither the Purchaser nor any Group Company shall be obliged to take any action or further action under this clause in respect of any Assessment if the Purchaser has reasonable grounds to believe that either the Covenantor or the relevant Group Company prior to its being in the ownership of the Purchaser, have committed acts or omissions which may constitute fraudulent or negligent conduct.

7.5 Neither the Purchaser nor any Group Company shall be required to take any action which in its reasonable opinion is likely to result in any Group Company incurring a Liability to Tax or an increased Liability to Tax or it is likely to affect the future liability to Tax of any Group Company.

7.6 Neither the Purchaser nor any Group Company shall be obliged to take any action under this CLAUSE 7 which involves continuing the Covenantor's Action or contesting any Assessment before any court or other appellate body (excluding the Tax Authority demanding the Tax in question) unless the Covenantor furnishes the Purchaser with the written opinion of leading Tax counsel to the effect that an appeal against the Assessment in question will, on the balance of probabilities, be won.

7.7 The Purchaser and any Group Company shall be at liberty without reference to the Covenantor to admit, compromise, settle, discharge or otherwise deal with any Assessment after whichever is the earliest of:

7.7.1 the Purchaser or the relevant Group Company being notified by the Covenantor in writing that it considers the Assessment should no longer be resisted;

7.7.2 the expiry of a period of 7 days following the service of a written notice by the Purchaser or the relevant Group Company on the Covenantor, requiring the Covenantor to clarify or explain the terms of any request made under CLAUSE 5.2 during which period no such clarification or explanation has been received by the Purchaser or the relevant Group Company; and

7.7.3 if appropriate, the expiration of any period prescribed by applicable legislation for the making of an appeal against either the Assessment or the decision of any court or tribunal in respect of any such Assessment, as the case may be.

7.8 The Covenantor shall be bound to accept for the purposes of this deed any admission, compromise, settlement or discharge of any Assessment and the outcome of any proceedings relating to it made or arrived at in accordance with the provisions of this

         CLAUSE 7.

8.       DUE DATE FOR PAYMENT

8.1 Where the Covenantor become liable to make any payment pursuant to CLAUSE 3, the due date for the making of that payment shall be:

8.1.1 in a case that involves an actual payment of Tax by a Group Company, the date that is 3 Business Days immediately before the last date on which the relevant Group Company would have had to have paid to the relevant Tax Authority the Tax that has given rise to the Covenantor's liability under this deed in order to avoid incurring a liability to interest or a charge or penalty in respect of that Liability to Tax; or

8.1.2 in a case falling within CLAUSE 2.2, the later of the date falling 5 Business Days after the date on which the Covenantor has been notified by the Purchaser in writing that there is a liability for a determinable amount (in accordance with CLAUSE 2.3) such notification to be accompanied by a certificate of the auditors for the time being of the Group certifying the amount due and (i) in a case falling within CLAUSE 2.2.2 the date on which any repayment of Tax would have been due to the relevant Group Company; or (ii) in a case falling within CLAUSE
         2.2.3 or CLAUSE 2.2.4, the date on which the relevant Group Company would have been required to make a payment of Tax but for the utilisation of a Relief .

8.1.3 in any other case, the date which is 5 Business Days after the date on which the Purchaser has notified the Covenantors in writing, such notification to be accompanied by reasonable and appropriate evidence that an amount has fallen due .

8.2 If any payment required to be made by the Covenantor under this deed is not made by the due date then except to the extent that the Covenantor's liability under CLAUSE 3 compensates the Company for the late payment by virtue of its extending to interest and penalties, that payment shall carry interest from (and including) that due date until (but excluding) the date when the payment is actually made at the rate of 4 per cent above the base rate from time to time of Lloyds Bank PLC.

9.       DEDUCTIONS FROM PAYMENTS

9.1 All sums payable by the Covenantor to the Purchaser under this deed shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required by law.

9.2 If any deduction or withholding in respect of Tax or otherwise is required by law to be made from any of the sums payable as mentioned in CLAUSE 9.1, the Covenantor shall be obliged to pay to the Purchaser such greater sum as will, after such deduction or withholding as is required to be made has been made, leave the Purchaser with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding provided that this CLAUSE 9.2 shall not apply to any interest paid pursuant to CLAUSE 8.2.

9.3 If any sum (the "FIRST SUM") payable by the Covenantor to the Purchaser under this deed shall be subject to Tax in the hands of the Purchaser or would have been taxable in the hands of the Purchaser assuming that the Purchaser had sufficient taxable profits to use all Reliefs available to it in the Accounting Period in which it receives a sum under this deed then the Covenantor shall pay to the Purchaser (as often as shall be necessary) such additional sum or sums as will after such Tax (and any Tax on such additional sum or sums) leave the Purchaser with such amount as the Purchaser would have been left with had the first sum not been subject to Tax in the hands of the Purchaser provided that this CLAUSE 9.3 shall not apply to any interest paid pursuant to CLAUSE 8.2 or to any payment made to a person other than the Purchaser.

9.4 If any additional amount is paid pursuant to CLAUSES 9.2 AND 9.3 above and the Purchaser receives a tax credit, repayment or other benefit by reason of any deduction or withholding in respect of which the Covenantors have paid an additional amount, the Purchaser shall pay to the Covenantors forthwith the amount of such tax credit, repayment or other benefit.

9.5 All sums payable by the Covenantor under this deed are to be paid in the currency or currencies appropriate to the Assessment as a result of which the liability to make a payment of Tax has arisen.

9.6 The Purchaser may direct the Covenantor to pay to any Group Company any sums due to the Purchaser under this deed and such payment shall be treated as a payment to the Purchaser and not a payment to the relevant Group Company.

10.      PURCHASER'S UNDERTAKING

10.1     The Purchaser hereby covenants to pay to the Covenantors on demand:

10.1.1 an amount equal to any liability for Tax of any Group Company in respect of which an assessment is made on the Covenantors by virtue of sections 767A, 767AA, 767B and 769 ICTA 1988 (or any similar provision in the UK or elsewhere imposing secondary liabilities for Tax on the Covenantors for Tax primarily chargeable on a Group Company) and for which the Covenantors are not liable to make a payment to the Purchaser pursuant to CLAUSE 3 and where the section 767A assessment would not have been made but for the failure by the Group Company to discharge that liability for Tax; and

10.1.2 where the Covenantors have made a payment in respect of Tax to the Purchaser under CLAUSE 3 and a Group Company fails to discharge such Tax, an amount equal to any liability to Taxation which subsequently becomes payable by the Covenantors under sections 767A, 767AA, 767B and 769 ICTA 1988 (or any similar provision in the UK or elsewhere imposing secondary liabilities for Tax on the Covenantors for Tax primarily chargeable on a Group Company) in respect of the same subject matter.

10.2 Where sub-clause 10.1 applies and the Covenantors discharge the assessment concerned, they shall have no further liability under CLAUSE 3 in respect of the liability for Tax in question.

11.      MITIGATION

         Subject to the express provisions of this deed, neither the Purchaser nor any Group Company shall be under any obligation or duty to mitigate any loss or take any other action to reduce the Covenantor's liability under this deed.

12.      OTHER PROVISIONS

12.1     JOINT AND SEVERAL LIABILITY

         All representations, agreements, covenants, indemnities and obligations made or given or entered into by the Covenantors in this deed are made or given or entered into jointly and severally by each Covenantor.

         The liability of any Covenantor may, in whole or in part, be released, compounded or compromised or other relaxation or indulgence may be given by the Purchaser (in its absolute discretion) without in any way prejudicing or affecting the Purchaser's rights against any other Covenantor.

12.2     WAIVERS AND REMEDIES

12.2.1 No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this deed of either party to it shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

12.2.2 All rights of the parties contained in this deed are in addition to all rights vested or to be vested in it pursuant to common law or statute.

12.3     SUCCESSORS

         This deed shall be binding on and enure to the benefit of each party and its lawful successors and assigns.

12.4     ASSIGNMENT

         The provisions of CLAUSE 18 of the Agreement shall apply mutatis mutandis to this Deed as if references therein to the assignment of the benefit of any rights under the Agreement were a reference to the benefit of any rights under this Deed.

12.5     COUNTERPARTS AND DELIVERY

12.5.1 This deed may be executed in 2 counterparts, each of which shall be deemed an original and which shall together constitute one and the same document.

12.5.2 If this deed is executed in more than one counterpart, it shall be deemed to be delivered and shall have effect when:

(a)      each party has signed a counterpart of this deed;

(b) each party has handed over such counterpart to the other party to this deed; and

(c)      each of the counterparts has been dated.

12.5.3 If this deed is not executed in more than one counterpart, it shall be deemed to be delivered and has effect when each party has signed it and it has been dated.

12.6     Warranty Claims

         Where any facts or circumstances could give rise both to a claim under this deed and a claim under the warranties contained in the Agreement, the Covenantors shall not be liable in respect of both claims.

13.      NOTICES

13.1 The provisions of CLAUSE 12 of the Agreement shall apply mutatis mutandis to this Deed as if the same were set at herein and references to the Agreement were references to this Deed.

14.      LAW AND JURISDICTION

14.1 This deed, and all disputes or claims arising out of or in connection with it, shall be governed by and construed in accordance with English law.

14.2 The parties to this deed irrevocably and unconditionally agree that the High Court of Justice in England shall have non-exclusive jurisdiction over all disputes or claims arising out of or in connection with this deed.

14.3 The Purchaser irrevocably designates, appoints and empowers Dorsey & Whitney at present of Veritas House, 125 Finsbury Pavement, London, EC2A 1NQ to receive, for it and on its behalf, service of process in England in connection with any dispute arising out of or in connection with this deed.

14.4 Each of the parties waives objection to the High Court of Justice in England on the grounds of inconvenient forum or otherwise as regards proceedings in connection with this deed and agrees that the judgment or order of such Court in connection with this deed is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.

IN WITNESS of which this deed has been duly signed as a deed and delivered on the date written at the beginning of this deed.

Signed as a deed by                                     )
in the presence of:                                     )







Signed as a deed by                                     )
in the presence of:                                     )







Signed as a deed by GREAT PLAINS                        )
SOFTWARE, INC. acting by:                               )